EXHIBIT 12
American Cellular Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

					The Predecessor Company
				Period from
				formation (June
	Year ended	Year ended	Year ended	30, 2003) to	Period from	Year ended
	December 31,	December 31,	December 31,	December 31,	January 1, 2003 to	December 31,
	2006	2005	2004	2003	August 18, 2003	2002
	($ In thousands)
Earnings:
(Loss) income from continuing operations	$(1,945)	$(4,666)	$(25,701)	$(4,349)	$133,348	$(813,575)
Income tax (benefit) expense	(2,080)	(3,553)	(11,605)	(2,665)	82,257	(14,383)

Pre-tax (loss) income	(4,025)	(8,219)	(37,306)	(7,014)	215,605	(827,958)
Rental interest factor, which is 1/3 of rental expense	8,939	6,507	5,150	1,762	2,899	4,364
Dividends on mandatorily redeemable preferred stock	—	—	—	—	704	—
Interest expense	98,524	95,126	94,796	37,773	78,136	142,003

Earnings	103,438	93,414	62,640	32,521	297,344	(681,591)

Fixed Charges:
Interest expense	98,524	95,126	94,796	37,773	78,136	142,003
Dividends on mandatorily redeemable preferred stock	—	—	—	—	704	—
Rental interest factor, which is 1/3 of rental expense	8,939	6,507	5,150	1,762	2,899	4,364

Total fixed charges	$107,463	$101,633	$99,946	$39,535	$81,739	$146,367

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	3.64	n/a
Deficiency	$4,025	$8,219	$37,306	$7,014	$—	$827,958